FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of Banco de Chile and Subsidiaries Consolidated Financial Statements as of December 31, 2009 and 2008, submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on February 19, 2010.

BANCO DE CHILE AND SUBSIDIARIES
____________

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2009

BANCO DE CHILE AND SUBSIDIARIES

CONTENTS

I. Consolidated Statements of Financial Position
II. Consolidated Statements of Comprehensive Income

_______________

MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 and 2008

	2009	2008
ASSETS	MM$	MM$
Cash and due from banks	727,553	751,223
Transactions in the course of collection	526,051	807,625
Trading securities	431,827	679,843
Securities purchased under agreement to resell	79,401	75,519
Derivative instruments	567,800	904,726
Loans and advance to banks	448,981	321,992
Loans to customers, net	12,861,911	13,432,716
Available for sale instruments	1,265,662	1,071,438
Held to maturity instruments	—	—
Investments in other companies	12,606	13,407
Intangibles assets	31,885	32,633
Fixed assets	207,795	214,301
Current tax assets	—	—
Deferred tax assets	82,850	73,251
Other assets	217,498	217,768

TOTAL ASSETS	17,461,820	18,596,442

1

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 and 2008
______________

	2009	2008
LIABILITIES	MM$	MM$
Currents accounts and other demand deposits	3,718,076	3,007,261
Transactions in the course of payment	325,056	479,789
Securities sold under agreement to repurchase	308,028	420,658
Saving accounts and time deposits	7,427,481	8,472,590
Derivative instruments	538,240	862,799
Borrowings from financial institutions	1,368,226	1,498,549
Debt issued	1,587,998	1,900,087
Other financial obligations	176,150	93,708
Current tax liabilities	39,018	9,053
Deferred tax liabilities	13,932	32,990
Provisions	294,608	292,101
Other liabilities	272,259	205,104

TOTAL LIABILITIES	16,069,072	17,274,689

EQUITY
Attributable to equity holders of the parent:
Capital	1,158,752	1,106,491
Reserves	118,170	17,853
Other comprehensive income	6,440	(16,660)
Retained earnings:
Retained earnings from previous periods	32,017	57,322
Income for the year	257,885	347,437
Less:
Provision for minimum dividends	(180,519)	(190,698)

Subtotal	1,392,745	1,321,745
Minority interest	3	8

TOTAL EQUITY	1,392,748	1,321,753

TOTAL LIABILITIES AND	17,461,820	18,596,442
EQUITY

2

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 and 2008
______________

	2009	2008
	MM$	MM$
A. STATEMENT OF INCOME

Interest revenue	893,007	1,658,078
Interest expense	(222,883)	(885,263)

Net interest revenue	670,124	772,815

Income from fees and commissions	296,009	275,891
Expenses from fees and commissions	(53,938)	(48,520)

Net fees and commissions	242,071	227,371

Gains (losses) from trading and brokerage activities	(139,455)	387,862
Foreign exchange transaction, net	220,999	(353,012)
Other operating income	22,739	69,408

Total operating revenues	1,016,478	1,104,444

Provisions for loan losses	(223,441)	(156,014)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN	793,037	948,430
LOSSES

Staff expenses	(256,782)	(305,555)
Administrative expenses	(167,214)	(176,564)
Depreciation and amortization	(32,027)	(34,650)
Impairments	—	—
Other operating expenses	(40,370)	(56,080)

TOTAL OPERATING EXPENSES	(496,393)	(572,849)

NET OPERATING INCOME	296,644	375,581

Income attributable to affiliates	840	3,564

Income before income tax	297,484	379,145
Income tax	(39,597)	(31,706)

NET INCOME FOR THE YEAR	257,887	347,439

Attributable to:
Equity holders of the parent	257,885	347,437
Minority interest	2	2

Net income per share attributable to equity holders of the parent:	$	$
Basic net income	3.14	4.30
Diluted net income	3.14	4.30

3

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 and 2008
______________

	2009	2008
B. CONSOLIDATED STATEMENTS OF COMPREHENSIVE	MM$	MM$
INCOME

NET INCOME FOR THE YEAR	257,887	347,439

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses) on available for sale instruments:
Net change in unrealized gains (losses) on permanent financial
investments	27,941	(17,292)
Cumulative translation adjustment	(91)	4,087

Other comprehensive income before income tax	27,850	(13,205)

Income tax related to other comprehensive income	(4,750)	2,940

Total other comprehensive income	23,100	(10,265)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME	280,987	337,174

Attributable to:
Equity holders of the parent	280,985	337,172
Minority interest	2	2

Comprehensive net income per share attributable to equity holders of
the parent:	$	$
Basic net income	3.42	4.18
Diluted net income	3.42	4.18

The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl , as well as at Banco de Chile Offices.

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2010

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO